Exhibit 6.9

Certain identified information has been excluded from this exhibit because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed.

LICENSE AGREEMENT

This License Agreement (“Agreement”) is made and entered into by and between SOUTH FLORIDA STADIUM LLC, a Florida limited liability company, with offices at 347 Don Shula Drive, Miami Gardens, Florida 33056, (“Owner”) and STAGEWOOD CONSORTIUM, INC., a Delaware corporation (“Licensee”) whose address is 4800 Alton Road, Miami Beach, Florida 92651, whose telephone number is (305) 878-1807, and whose designee and contact for the purposes of this Agreement is Santiago Figuereo.

In consideration of the mutual covenants and agreements set forth in this Agreement, Owner and Licensee do hereby agree as follows:

A.	License. Subject to the terms and conditions set forth in this Agreement, during each Dolphins Game at Hard Rock Stadium located at 347 Don Shula Drive, Miami Gardens, Florida (“Stadium”) during the Term, Licensee is granted a license to use the designated seating area(s) set forth in Paragraph B.1.a. below (the “Licensed Product(s)”), access to those areas of the Stadium for which Owner then-designates as accessible by Licensed Product licensees (collectively, “Permitted Club Areas”) and certain other benefits as expressly described hereafter.

B.	Basic Terms. As used herein, the following terms shall apply to this Agreement:

1.	Licensed Product(s), Seats, and Parking. The Licensed Product(s) shall have the following characteristics:

a.	For each Dolphins Game held at the Stadium during the Term, the Licensee shall receive [REDACTED] tickets located in Suite [REDACTED].

b.	The Licensee shall receive [REDACTED] parking passes for each Dolphins Game in a parking area designated by Owner.

2.	License Fee.

a.	2020 License Fee: $[REDACTED]* (inclusive of applicable 7% tax)

*Reflects [REDACTED] game variable pricing

3.	Term. The term of the Agreement shall commence on April 1, 2020 (the “Commencement Date”) and expire on March 31, 2021 (the “Term”). The term “Contract Year” shall mean each period during the Term commencing on April 1 and ending on the following March 31.

C.	Additional Terms.

1.	The 2020 License Fee shall be due and payable in four (4) equal installments due on the seventeenth (17th) day of March 2020 and the immediately following April, June and August of such Contract Year.

D.	Security Deposit. Upon execution, Licensee shall deliver a security deposit to Owner in the amount of WAIVED (the “Security Deposit”) as security for the full and faithful performance by Licensee of its obligations under this Agreement, it being understood that any security deposit amounts from previous accounts may be rolled over and applied towards this obligation. The Security Deposit shall be held in an account controlled by Owner without liability for interest and may be commingled with other funds of Owner.

E.	Terms and Conditions. The terms and conditions attached hereto as Exhibit A (the “Terms and Conditions”) are an integral part of this Agreement and are hereby incorporated by reference as if fully set forth herein. The parties have read and agree to be bound by the Terms and Conditions.

F.	Entire Agreement. This Agreement and Exhibit A constitute the entire agreement between the parties. This Agreement supersedes all prior written and oral agreements or negotiations concerning the subject matter hereof. No representation, promise or undertaking heretofore or concurrently made, whether in advertising or marketing materials, discussions or otherwise, shall be binding on either party unless specifically set forth herein.

IN WITNESS WHEREOF, this Agreement (inclusive of the Terms and Conditions contained on the attached Exhibit A) shall become effective and binding upon the parties when executed by both Licensee and Owner, as indicated below.

SOUTH FLORIDA STADIUM LLC,
a Florida limited liability company:

By:
Name:	Josh Young
Title:	Vice President, Tick
Date:	Mar 4, 2020

STAGEWOOD CONSORTIUM, INC.,
a Delaware corporation*:

By:
Name:	Santiago Figuereo
Title:	CEO
Date:	Mar 4, 2020

I understand that by signing this binding Agreement, I am authorizing Owner and its designees to charge my credit/debit card (or withdraw from my bank account via Electronic Funds Transfer, if so selected by me) in accordance with the payment terms outlined in this Agreement, or as otherwise agreed upon by the parties hereto, for the duration of the Term of this Agreement. Additionally, I understand that if the credit/debit card on file with Owner is set to expire during the Term or is cancelled for any reason, I will provide Owner with a new, valid credit/debit card, which will be subject to the same authorization for charges as the initial credit/debit card on file. I understand that I may withdraw this authorization only upon written notice to Owner via certified mail at 347 Don Shula Dr., Miami Gardens, FL 33056, ATTN: Legal.

*Each person or persons listed above as Licensee must sign this Agreement. If the Licensee is a corporation, a limited liability company, partnership, or artificial entity, the title of the authorized signatory must be included.

EXHIBIT A - TERMS AND CONDITIONS

1. Use. All tickets for Dolphins Games and facilities at the Stadium are owned by South Florida Stadium LLC and/or Miami Dolphins, Ltd. and Licensee’s use hereunder shall be solely arising from the license granted herein. Licensee and Licensee’s guests shall be entitled to use the Licensed Product and the Permitted Club Areas facilities only at times for which appropriate tickets for admission to the Licensed Product have been obtained and the Stadium is intended to be open for use by the general public. Licensee and Licensee’s guests shall be bound by and shall observe the terms and conditions upon which tickets for admission to the Stadium have been issued by the sponsor or promoter of such game or event including, without limitation, the policy with respect to cancellation or postponement of the game or event. Access to the Licensed Product and the Permitted Club Areas facilities shall be from the Permitted Club Areas of the Stadium. Access to the Licensed Product areas, the Permitted Club Areas level, and the Permitted Club Areas facilities shall be shared only by persons who are holding appropriate tickets or passes for admission to such areas. This Agreement provides Licensee only with the right and privilege to use the Licensed Product and the Permitted Club Areas facilities in the manner set forth herein. In addition to the terms of this Agreement, Licensee acknowledges that Owner may, from time to time, establish reasonable rules and regulations governing the use of the Stadium, the Licensed Product and the Permitted Club Areas facilities. Without limiting the generality of the foregoing, such rules and regulations may, among other things, establish the following: (i) standards of behavior for patrons or users of the Licensed Product and the Permitted Club Areas facilities, and (ii) limitations on the access to and use of common areas in the Stadium and/or Permitted Club Areas facilities. Notice of any such rules and regulations shall be given in such a manner as Owner may elect. Licensee hereby agrees to comply with all such rules and regulations. Except as permitted in writing by Owner, subject to applicable Florida Law, the re-sale, license, or sublicense of the Licensed Product, Seat(s) and/or Permitted Club Areas membership is prohibited. If the Licensed Product, Seat(s) or other benefits licensed hereunder are found on an unauthorized web-site or advertisement for re-sale, license, or sublicense, the Licensee shall be in default of this Agreement and Owner may take any action permitted under Section 5 below, including, without limitation, terminating this Agreement. The determination as to which areas of the Stadium shall constitute Permitted Club Areas for Licensee shall be determined by Owner in its sole discretion and shall be subject to change upon notice to Licensee. Licensee and Licensee’s guests shall adhere to the general directions of Owner and Owner’s representatives with respect to access to the Licensed Product locations and Permitted Club Areas.

2. Admission Tickets. Commencing in the NFL season immediately following the Commencement Date, Licensee shall receive the number of admission tickets to the Stadium set forth in Paragraph B.1.a. above for access to the Licensed Product and the Permitted Club Areas facilities for each pre-season and regular season home football game scheduled to be played by the Miami Dolphins at the Stadium (each, a “Dolphins Game”). Additionally, commencing with the initial Contract Year of the Term, and only during the Term, Licensee shall be afforded the opportunity to license the required admission tickets to the Stadium for access to the Licensed Product and the Permitted Club Areas facilities, or, if the Licensed Product is unavailable (which determination shall be made by Owner in its sole discretion), alternate licensed products in such quantities and in such locations at the Stadium to be designated by Owner, for certain other (i.e., non-Dolphins Games) games or events that take place at the Stadium during the Term for which Owner has access to the necessary seating inventory (which determination shall be made by Owner in its sole discretion), including, for example, all post-season football games of the Miami Dolphins (except Super Bowl games even if the Dolphins are one of the participating teams), concerts, and soccer matches (collectively, “Special Events”). However, Special Events shall specifically exclude, without limitation, the following events, for which Licensee shall have no contractual right to purchase tickets except as expressly otherwise provided in Paragraph E above: (a) any and all regular season, collegiate football games (including, without limitation, Miami Hurricanes games), (b) any and all games or events, such as pre-season, regular season, post season or all-star games, of any other sports team that is now or hereafter may become a tenant, user or licensee of the Stadium, (c) events not generally open to the public or for which tickets are not generally made available to the general public (including those of public institutions), such as graduations, conventions, trade shows, charitable events, political events, private functions and religious gatherings, (d) NFL Super Bowl and Pro Bowl games; (e) neutral site, playoff and championship collegiate football games, including any bowl games; and (f) any other event not enumerated herein for which the event sponsor or promoter preempts or otherwise limits access to the Licensed Product or any other suites in the Stadium. If access to admission tickets to the Licensed Product (or alternative licensed products) for any Special Event is made available to Licensee, the price of such admission tickets shall be determined by Owner in its sole discretion. If, after Owner (and/or the event sponsor or promoter, as the case may be) offers to Licensee the right license tickets for a Special Event, Licensee elects not to license any or all of such tickets within the time specified in such offer, then all rights to the unpurchased tickets for such Special Event shall revert to Owner, and Owner shall be free to sell or license the unpurchased tickets to a third party for such Special Event with no further obligation to Licensee. In the event the Licensed Product is deemed by the promoter of any event or game hosted in the Stadium to be an obstructed or non-manifested seat or otherwise unavailable, Licensee shall not have the right to purchase or license admission tickets for the Licensed Product during such event or game. However, Owner, in its discretion, may offer alternative seating in the Stadium to Licensee on terms and in locations to be determined by Owner. Owner makes no guarantee as to the number of Special Events to be held at the Stadium or that Licensee will be granted the opportunity to license the Licensed Product or alternate seating products for any given Special Event.

3. License Fee. The use of the Licensed Product, the Permitted Club Areas facilities and/or other rights and benefits described herein shall be contingent upon payment to Owner of the fee (the “License Fee”) for each Contract Year at the times set forth in Paragraph C above and in the amounts set forth in Paragraph B.2. above, plus any sales, use, or other governmental taxes due with respect to Licensee’s use of the Licensed Product and/or the Permitted Club Areas facilities or imposed upon the payment of the License Fee (except for any federal, state or local income tax imposed upon Owner). The License Fee includes an aggregate of several charges, including the use of the Licensed Product and the Permitted Club Areas facilities and a sum payable each year, as applicable, to the Miami Dolphins for Miami Dolphins season tickets provided to Licensee. Notwithstanding any other provision of this Agreement, Licensee acknowledges and agrees that the number of Dolphins Games may fluctuate from time-to-time and that any adjustment to the License Fee as a result of any such fluctuation shall be determined by Owner in its sole discretion. In the event that the License Fee is not paid at such times and in such amounts as set forth above, then Licensee acknowledges and agrees that use of the Licensed Product and the Permitted Club Areas facilities shall be subject to the Default provisions of Section 5, below. In the event that the Owner does not receive payment in full from Licensee on or before the applicable payment due dates, Owner may consider such failure to be a default, and, in addition to its remedies under Section 5, below, Owner may elect to charge Licensee a late fee of one percent (1.0%) per month (or the highest rate permitted by law) of the payment then due and owing until it is paid in full. Without waiving any other right or remedy set forth herein or otherwise available to Owner in law or in equity, and without the obligation to provide notice or any opportunity to cure, Owner shall have the right to deny access to the Stadium, Licensed Product, and/or Permitted Club Areas level for any Dolphins Game or Special Event at any time when there are due and outstanding License Fee or other amounts due from Licensee hereunder. No waiver by Owner of any default by Licensee of its obligations hereunder shall be construed to be a waiver or release of any other, or subsequent, default by Licensee hereunder, and no failure or delay by Owner in the exercise of any remedy provided for herein shall be construed to constitute a forfeiture or waiver thereof of any other right or remedy available to Owner. The obligation of Licensee to pay the License Fee, any Security Deposit, and other fees, expenses, taxes and other charges due under the Agreement is independent of any other agreement that may have been entered into between Licensee and Owner, its affiliates, its concessionaires or any other party. Licensee will promptly make all such payments due to Owner, Stadium’s concessionaires, or other providers in connection with Licensee’s use of the Licensed Product, without any deductions, set offs, or counterclaims against such payments on account of any breach or default by, or claims against, Owner, Miami Dolphins, Ltd., or any other person or entity. Owner shall have the right, at its election, to apply any and all payments of the License Fee or Security Deposits, regardless of how designated, to past due fees, expenses, taxes or other charges owing under this Agreement, or any sponsorship or services agreement entered into by and between Licensee and Owner (and/or its affiliates), before applying any remaining balance to current amounts due under this Agreement.

4. Representations, Warranties and Covenants. (a) Licensee represents and warrants that (i) Licensee has the full power, authority and legal right to enter into and perform this Agreement; (ii) this Agreement is a legal, valid and binding obligation of Licensee, enforceable against Licensee in accordance with its terms; (iii) Licensee’s performance hereunder will not violate or infringe any right of any person or entity; (iv) Licensee will perform any obligations hereunder in a professional and diligent manner in accordance with all applicable laws, rules and regulations, and will avoid any conflicts of interest in the performance of its obligations hereunder; and (v) Licensee has not taken and will not take any action that interferes in any manner with Owner’s rights under this Agreement or that is otherwise inconsistent with the terms of this Agreement. (b) Licensee covenants and agrees as follows: (i) In addition to the terms of this Agreement, Licensee and Licensee’s guests shall abide by and observe all rules and regulations established from time to time by Owner as set forth in Section 1 of these Terms and Conditions. (ii) Licensee and Licensee’s guests shall at all times maintain proper decorum (as determined by Owner) while using the Licensed Product or Permitted Club Areas and shall comply with all present and future laws, ordinances, orders, rules and regulations of all duly constituted governmental authorities, and will not suffer or permit to remain any use or manner of use in violation thereof. (iii) Visual or audio recording is prohibited, unless otherwise agreed by Owner in writing. Owner has the right to confiscate any equipment relating to any such unauthorized recording. (iv) Licensee and Licensee’s guests shall not display any sign, banner, placard or other advertising materials on, in, around or from the Licensed Product or in any Permitted Club Areas. (v) Licensee and Licensee’s guests shall not make any alterations, changes, additions or improvements to the Licensed Product or Permitted Club Areas. Licensee and Licensee’s guests shall keep and maintain the Licensed Product and Permitted Club Areas in good repair, order and condition, and shall reimburse Owner, upon Owner’s demand, for any costs incurred by Owner to repair any damage directly or indirectly caused by Licensee or Licensee’s guests, whether such damage is to the Licensed Product, any other area of the Stadium, or to any property of Owner therein, which Owner property shall include, for the avoidance of doubt, any fixtures, furniture, equipment, televisions, glassware, surfaces, artwork, and structures, normal wear and tear excepted. (vi) Licensee agrees that the License Fee does not include the cost or price of food and beverage for any Dolphins Games or Special Events, except as Owner may in its sole discretion offer in certain Permitted Club Areas. Licensee and Licensee’s guests will be responsible for all food and beverage charges and gratuities in connection with the use of the Licensed Product or Permitted Club Areas. Licensee agrees that neither it nor its guests will bring into the Stadium, or possess in the Stadium, food or beverages of any kind except those provided by authorized food and beverage concessionaires in the Stadium. To the extent Licensee or Licensee’s guests purchase food or beverage within the Licensed Product area, Permitted Club areas, or other areas of the Stadium, Licensee shall promptly pay for such purchases at the time of purchase or promptly following receipt of invoice from Stadium. To the extent Licensee provides a credit card to Owner, Licensee hereby authorizes Owner to charge such credit card in connection with any such purchases. (vii) Licensee and Licensee’s guests shall permit any and all bags, clothing or other articles to be screened and/or inspected prior to entry into the Stadium and shall not enter the Stadium with and/or shall remove any items which the Owner deems inappropriate, offensive or potentially injurious to the Stadium or other patrons of the Stadium. Licensee and Licensee’s guests consent to being screened by metal detectors, hand-wand inspection, if necessary (as determined in the sole and absolute discretion of the Owner), a pat-down inspection, and such other searches as Owner or its stadium users may request or implement in the future. Furthermore, the Licensee and Licensee’s guests consent to X-ray inspection of any and all personal items. (viii) Without the prior written approval of Owner, neither Licensee nor Licensee’s guests shall directly or indirectly solicit or otherwise seek social, political, religious or charitable contributions or otherwise promote any social, political, religious or charitable cause in the Licensed Product or any other part of the Stadium.

5. Default. In the event Licensee fails to pay when due any amounts (including, without limitation, the License Fee) to be paid by Licensee pursuant to this Agreement or otherwise defaults in the performance or observation of its duties and obligations under this Agreement (including, without limitation, any breach of a covenant, representation or warranty contained herein), Owner may, at its option, terminate the rights of Licensee hereunder by giving Licensee written notice of such default and five (5) calendar days to cure such default, and, in the event that Licensee shall not have cured the default specified in said notice within said five (5) day period, then Owner may terminate the right of Licensee to the use the Licensed Product and/or the Permitted Club Areas facilities and all other rights or privileges of membership in the Licensed Product provided under this Agreement, retain any and all amounts previously received from Licensee, and declare the entire unpaid balance of the License Fee for the remainder of the Term immediately due and payable, whereupon Owner shall have no further obligation of any kind to Licensee. Owner may, without waiving any other right or remedy to which it may be entitled, immediately apply the Security Deposit to Licensee’s obligations to pay the License Fee or other amounts owed to Owner as a result of such default. Upon Owner’s termination of Licensee’s license to use and possess the Licensed Product, Owner shall be free to license the right to use and possess the Licensed Product to a third party without further obligation to Licensee and OWNER SHALL HAVE NO DUTY TO MITIGATE ANY DAMAGES CAUSED BY LICENSEE’S DEFAULT. Notwithstanding termination of Licensee’s license to use and possess the Licensed Product pursuant to this Section, Licensee shall remain obligated to make all payments due or becoming due under this Agreement. The foregoing remedies of Owner shall not be to the exclusion of any other right or remedy set forth herein or otherwise available to Owner in law or in equity. Licensee shall be responsible for all reasonable attorney’s fees and costs incurred by Owner in the enforcement of this Agreement whether or not litigation is actually commenced. In the event that such enforcement results in trial or arbitration, the prevailing party shall be entitled to recover all reasonable attorney’s fees incurred as a result thereof, including fees and costs of any appellate proceedings. THE PARTIES HEREBY WAIVE TRIAL BY JURY. Licensee acknowledges and agrees that a breach by Licensee of any other agreement entered into by Licensee and Owner (and/or its affiliates), shall constitute an incurable default under this Agreement and entitle Owner to exercise each and every right and remedy available to it, including, without limitation, termination.

6. Strikes, Damage, Destruction, Etc. In the event of any damage to or destruction of the Licensed Product or the Stadium which renders the Licensed Product or the Stadium unusable, Owner shall attempt to relocate Licensee to another seating product at the Stadium or provide seats at such alternate venue as Owner may determine to use in order to hold the affected game(s) or event(s). However, if Owner is unable to so accommodate Licensee, the License Fee payable hereunder shall, unless a reasonably comparable seating product is made available to Licensee by Owner, be abated during the period of time that the Licensed Product is unusable and no alternative is provided. Any such abatement of the License Fee shall be determined by Owner based on the variably priced value of the affected game(s) or event(s). Any such abatement shall be offset against the next succeeding installment of the License Fee payable by Licensee, or, if all License Fee payments have bene made, shall be credited to Licensee’s account and may be used towards the purchase of tickets for future Dolphins Games. If, in the event of any damage to or destruction of the Licensed Product or the Stadium, Owner elects not to repair or restore same, this Agreement shall terminate as of the date of such damage or destruction, and the entire amount of the abatement shall be paid to Licensee. If, during the Term of this Agreement, any Miami Dolphins’ scheduled game(s) at the Stadium is cancelled and not rescheduled as a result of a force majeure event or as a result of any strike, lockout, or other labor disturbance involving the NFL member clubs and NFL players (a “Work Stoppage”), Owner shall, at its sole option, and as Licensee’s sole and exclusive remedy for such termination or cancellation, refund or credit, as determined by Owner, Licensee a portion of the License Fee to be determined by Owner based on the variably priced value of the cancelled game(s) (the “Credit”). In the event of an entire Miami Dolphins’ season being cancelled and not rescheduled as a result of a Work Stoppage and Owner opts to provide a Credit in the amount equal to the amount paid by Licensee for such cancelled year in lieu of a refund, the Term of this Agreement shall be extended by one (1) year with the Credit applied toward the first post-Work Stoppage year and all other License Fee(s) moved forward one (1) year in a similar manner. Further, in the case of a cancelled Special Event for which the Licensee has purchased tickets, Licensee shall receive a refund or credit, in Owner’s sole discretion, in an amount equal to the amounts paid by Licensee in connection with such Special Event.

7. Security Deposit. If any of the License Fees or any other sum payable by Licensee to Owner shall be overdue, or, if Licensee fails to perform any of its other obligations under this Agreement, then Owner may, at its option and without prejudice to any other remedy which Owner may have on account thereof, appropriate and apply all or any portion of the Security Deposit as may be necessary to compensate Owner for Licensee’s failure to pay the License Fees or any other amounts payable to Owner under this Agreement, or for loss or damage sustained by Owner as a result of Licensee’s failure to otherwise perform its obligations under this Agreement (as applicable), and Licensee shall immediately, upon Owner’s demand, restore the Security Deposit to the original amount required hereunder. If the Security Deposit is not timely replenished in accordance with the previous sentence, it shall be deemed to be a default under this Agreement by Licensee. The Security Deposit shall be returned to Licensee following the expiration of the Term, subject to the application thereof against any outstanding obligations of Licensee or Owner under this Agreement.

8. Owner’s Right to Relocate. If Owner decides to renovate, restrict, limit, and/or close the Licensed Product for any reason in its sole discretion, or in the event that the Licensed Product is deemed by an event or game promoter to be an obstructed or non manifest seat, Owner expressly reserves the right, in Owner’s sole discretion, during the Term of this Agreement, to either (a) remove the Licensee from the Licensed Product and relocate the Licensee to some other seating product of Owner’s choosing, or (b) terminate this Agreement upon notice to Licensee without further liability. Licensee, by the execution of this Agreement, acknowledges the foregoing rights of Owner, and agrees and acknowledges that no rights granted in this Agreement to Licensee shall be deemed to have been breached or interfered with by reason of Owner’s exercise of the right of relocation and/or closure reserved in this Section 8. Licensee agrees that Owner’s exercise of its election to remove and relocate Licensee shall not terminate this Agreement or release Licensee, in whole or in part, from Licensee’s obligation to pay the License Fee and perform the covenants and agreements under this Agreement for the full Term of this Agreement. In addition, Licensee acknowledges and agrees that access to certain areas of the Permitted Club Areas level and other areas of the Stadium may be limited by construction, renovation, or in connection with certain events and Licensee agrees that Owner shall have no obligation to provide refunds, credits or other benefits in the event of such limitations on access.

9. Assumption of Risk; Disclaimer of Liability; Indemnification. LICENSEE AND LICENSEE’S GUESTS ASSUME ALL RISKS AND DANGERS INCIDENTAL TO THE GAME OF FOOTBALL AND ALL OTHER SPORTING EVENTS AT THE STADIUM, AND THE RISK AND DANGERS PROXIMATELY CAUSED BY OTHER EVENTS AT THE STADIUM, WHETHER OCCURRING PRIOR TO, DURING OR SUBSEQUENT TO, THE ACTUAL PLAYING OF THE GAME OR OTHER EVENT, INCLUDING, BUT NOT LIMITED TO, THE DANGER OF BEING INJURED BY PLAYERS, OTHER FANS, BALLS OR OTHER PROJECTILES, AND AGREE THAT INDEMNITEES (AS DEFINED BELOW) ARE NOT LIABLE FOR INJURIES FROM SUCH CAUSES. Owner shall not be liable or responsible for any loss, damage, or injury to any person or to any property of Licensee or Licensee’s guests in, upon, around, outside or near the Stadium, or arising in connection with Licensee or Licensee’s guests travel to or from the Stadium, resulting from any cause whatsoever, including but not limited to theft and vandalism, and including the sole or joint negligence of Owner or its third party contractors and concessionaires. This exculpatory clause shall not apply to loss, injury, or damage resulting directly from the intentional misconduct of Owner or Owner’s employees, agents or other representatives. In addition, Licensee agrees to release, indemnify, and hold harmless Owner, its affiliates, its third party contractors and concessionaires, and each of the foregoing’s officers, shareholders, members, employees, and agents (collectively, the “Indemnitees”) from and against any liabilities, losses, claims, demands, costs, and expenses (including attorneys’ fees and litigation expenses) arising: (i) in connection with Licensee’s or Licensee’s guests exercise of rights arising hereunder, including, without limitation, use or occupancy of the Licensed Product, regardless of whether such claims arise, in whole or in part, from the negligence or other fault of any Indemnitee, whether sole, joint, active, or passive; provided, however, that Licensee shall have no obligation to release, indemnify, and hold harmless the Indemnitees in the event that such claims were proximately caused by the gross negligence or willful misconduct of an Indemnitee; (ii) due to any breach of the provisions of this Agreement or any other Agreement between Licensee and any Indemnitee, including, without limitation, any representation, warranty or covenant contained herein, and (iii) due to any violation of any applicable laws, rules, regulations, or orders by Licensee or Licensee’s guests.

10. Resolution of Claims; Arbitration. Any dispute, claim or controversy arising out of or relating to this Agreement – including the breach, termination, enforcement, interpretation, or validity thereof, as well as the determination of the scope or applicability of this agreement to arbitrate – shall be determined exclusively by confidential arbitration in Miami, Florida, before one JAMS arbitrator to be selected by JAMS following the initiation of any arbitration. Any arbitration shall be administered by JAMS pursuant to its Streamlined Arbitration Rules and Procedures. The parties agree that judgment on the arbitration award may be entered in the state and federal courts located in Miami-Dade County, Florida or any other court having jurisdiction over the parties. This clause shall not preclude parties from seeking provisional remedies in aid of arbitration from a court. The arbitrator may, in the award, allocate all or part of the costs of the arbitration, including the fees of the arbitrator and/or attorneys’ fees. LICENSEE AND OWNER AGREE THAT EACH MAY BRING CLAIMS AGAINST THE OTHER ONLY IN AN INDIVIDUAL CAPACITY AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS OR REPRESENTATIVE PROCEEDING. Further, unless both Licensee and Owner agree otherwise, the arbitrator may not consolidate more than one person’s claims, and may not otherwise preside over any form of a representative or class proceeding.

11. Third Party Beneficiaries. Owner has heretofore arranged, and may in the future arrange, financing for the construction of and improvements to the Stadium with a financial institution, or other party (each, a “Financer”). Licensee acknowledges that Owner has pledged and may in the future pledge its interests in this Agreement to a Financer and that a Financer will be relying on, and will be entitled to rely on, the commitments made by Licensee in this Agreement and that a Financer shall have the rights of a third party beneficiary with respect to this Agreement.

12. NFL Rules. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall in all respects be subject to and subordinate to (in each case to the extent applicable) (whether now existing or as entered into, amended, adopted, or established from time to time during the Term) (collectively “NFL Rules”): (i) the NFL Constitution; (ii) the NFL Bylaws; (iii) all other rules, regulations and policies of the NFL and the resolutions of its Board of Governors; (iv) any collective bargaining agreement to which the NFL or any member Permitted Club Areas is a party; (v) all consent decrees and settlement agreements entered into between or among the NFL and its member Permitted Club Areas (or the NFL, NFL member Permitted Club Areas and/or other persons) in furtherance of NFL business or interests or as otherwise authorized directly or indirectly by the NFL Board of Governors, the NFL Commissioner, or the NFL Constitution; (vi) any national network agreements between the NFL and third parties; and (vii) any national corporate marketing, licensing, sponsorship or similar agreements between the NFL (or NFL affiliates) and third parties, all as the same may now exist or hereafter be amended or enacted or as they may be interpreted by the Commissioner of the NFL.

13. Miscellaneous. (A) Owner makes no representation or warranty to Licensee regarding the view from the Licensed Product during any event held at the Stadium. Licensee acknowledges and understands that the view of certain events may be impaired because of the location of the event, the type of set-up for the event or by other reason related to the manner of presentation of the event. (B) Upon the expiration of the Term of this Agreement (or, if applicable, upon the expiration of any renewal term) or upon the earlier termination of this Agreement, Licensee shall surrender use and possession of the Licensed Product to Owner in the condition in which it was originally delivered to Licensee, except for normal wear and tear, and damage caused by casualty or force beyond the control of Licensee or Licensee’s guests. (C) Licensee shall not sell, assign, sublease, pledge or otherwise transfer, or encumber this Agreement, or any of Licensee’s rights and obligations hereunder. Any attempted sale, assignment, sublease, pledge, transfer, or encumbrance in contravention of the foregoing shall be null, void, and of no force or effect, and shall be deemed to be a default under this Agreement by Licensee. Any such default by Licensee shall give rise to the right by Owner to (i) prohibit admission to the Licensed Product and/or the Permitted Club Areas facilities for any purchaser, assignee, sublessee, pledgee or other transferee whom Owner has not approved or provided its consent, and (ii) terminate this Agreement and following such termination by Owner, Licensee shall forfeit its right to the Security Deposit. Licensee shall indemnify and hold harmless Owner and shall remain fully liable for any property damage, personal injury or death resulting from or arising in connection with any such sale, assignment, pledge, transfer, or encumbrance to which Owner has not consented. (D) It is understood that Owner has mortgaged, pledged, assigned, or otherwise encumbered the Licensed Product, this Agreement and/or the Security Deposit as security for financing improvements to be made to the Licensed Product or other facilities operated by Owner in the Stadium or for other purposes of the Owner, or may otherwise do any of the foregoing in the future, and that this Agreement and the rights and interests of Licensee hereunder shall be subordinate thereto. In addition, Owner shall have the right to assign or otherwise transfer this Agreement or any or all of Owner’s rights or obligations hereunder to any party without the need to provide notice to Licensee. (E) All notices, demands, and other communications between the parties required or appropriate hereunder shall be in writing and deemed given when mailed if mailed, postage prepaid, to the address set forth above for the Owner and to the address set forth above for the Licensee, or to such other address as may be designated by either party, from time to time, in writing in accordance with the foregoing. (F) This Agreement shall be construed and enforced in accordance with the laws of the State of Florida without regard to conflict of laws principles. Any provisional remedies sought in aid of arbitration from a court must be sought exclusively in a state or federal court located in Miami-Dade County, Florida. (G) This Agreement and all the terms and provisions hereof shall inure to the benefit of and be binding upon the parties hereto, their respective successors and permitted assigns. If Licensee is a natural person, this Agreement shall automatically terminate upon the death of Licensee. No amendment or modification to this Agreement shall be effective unless the same is in writing and signed by both Owner and Licensee and, if applicable in the sole determination of Owner, consented to by a Financer. (H) Licensee and Owner agree that they will hold the terms and conditions of this Agreement in strict confidence and shall not make any disclosure, publicly or privately, of the terms and conditions of this Agreement, other than as mutually agreed upon by the parties, and except as otherwise required by law.